Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

October 11, 2011

Transcript from BetterInvesting, World Federation of Investors Corporation, Warsaw Stock Exchange Conference

CORPORATE PARTICIPANTS

 Larry Leibowitz

 NYSE Euronext - COO

 PRESENTATION

 Larry Leibowitz  - NYSE Euronext - COO

 Well, thanks for that kind introduction. I would like to thank BetterInvesting for putting this together. This grew out of a discussion between Roger Ganser and myself at a committee meeting at the New York Stock Exchange recently. I also want to thank WFIC and NAIC. This is really a tribute to the true globalization of markets, globalization of investing and technology itself. So it's going to be interesting to do it this way. Let's see how it works for everyone. But I think this is a great forum for us to discuss this topic.

I want to point out in advance that this is geared toward individual investors. It's more about the concept of markets more than talking about investing in our stock or our Company. So this is not a shareholder pitch. This is really an educational pitch.

First, before we go any further, this is a very important announcement. I'm sure everyone will pay attention to every line because there will be a quiz later.

What I wanted to talk about a little bit today, as we talked about this at the committee, we discovered that a lot of people not only in the United States but also around the world didn't understand who NYSE Euronext is today. They also didn't really realize who Deutsche Boerse is. Now, that may seem funny because it's now pretty intuitive. But you would be surprised at how complicated and global these companies already are and how strategic it looks like this combination should be. That's what we are going to end up talking about is, why are we putting these companies together, and what does this really mean for investors all around the world?

When we talk about NYSE Euronext today, we're already a truly global marketplace. And most Americans don't realize this, and even around the world, I think people don't fully understand. We obviously have the iconic brand of the New York Stock Exchange. That's what we're known for. But what a lot of people don't realize is that we are a truly diversified company. What I mean by that is that we trade many assets all around the world. We do a lot of other things like technology services, and we are going to talk a little bit about that.

First, some fun facts, things you might not know. NYSE lists companies with a total market cap of $12.5 trillion, more than the next three exchanges in the world combined. If you look at this chart, you can see exactly how big the difference is between NYSE and then NYSE plus Euronext, which is our European exchanges, which are Paris, Amsterdam, Brussels and Lisbon, and the rest of the world in terms of companies listing on our exchange. We list 518 companies on the NYSE alone from 47 different countries, that's meaning non-US companies. We have about 2,000 companies listed on the NYSE and probably about 8,000 in the NYSE Euronext family.

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On a busy day, NYC processes 2 billion messages at latencies below a millisecond. So what that means is that NYSE is actually a giant technology company. If you compare that to many technology companies in the world, 2 billion messages, that surpasses what most companies would do on a typical day. The New York Stock Exchange floor is a media center. It is where people go to get news of the world, news of the financial markets in real time during market days. And, in fact, we have 26 media outlets positioned on the floor of the exchange.

Finally, most people don't realize this: this is actually kind of a funny fun fact, which is that the facade of the New York Stock Exchange is actually a registered trademark. And we are constantly reminding people who put our facade on reports, industry reports, ads, that we actually own that trademark. While it seems like it might be public domain, it is certainly assembled for the American financial markets and capitalism that actually belongs to us.

What most people don't realize is we are already a diverse exchange group, as we said: in The United States, Europe, Asia and other places around the world. We own the New York Stock Exchange Archipelago, the American Stock Exchange and Liffe US, which is our futures exchange in the US. In Europe we own the Paris, Amsterdam, Brussels and Lisbon Stock Exchanges, as well as the Liffe futures exchange. So we already trade stock options futures. We do clearing. We do fixed-income all around the world. We have a stake of 20% in the Qatar Stock Exchange. We have significant relationships with China, India, Japan and, obviously, the Warsaw Stock Exchange, which is particularly relevant, given our interaction or the presence here of the Polish investors with the WFIC. So we are already a highly diversified global presence.

In fact, 50% of our revenues are non-dollar-denominated. About a third of our revenues come from derivatives, and almost 18% comes from technology services. So this is very far from -- as I call it, this is not your grandfather's New York Stock Exchange.

As many people know, we have most of the great global brands listed with us, both on NYSE and around the world. 80% of the Fortune 500, 87% of the Barron's 500. But what is also interesting is that about 50% of our stocks are small and mid cap. So, while a lot of people think of us as a mega cap exchange, we also have a very significant SME presence.

What's also interesting is the shift over the last five years towards technology. Prior to 2007, most technology companies didn't qualify to list on the NYSE because of its high cap listing requirements. That was changed in 2007, and since then we have made significant progress in listing technology companies with such names as LinkedIn and Pandora and Fusion-io coming over just in the last year or two. Most people would be surprised to know that we have more than a 50% market share in IPOs in technology through the beginning of 2011. It's a market change in the old New York Stock Exchange.

So, despite this and despite the fact that it looks like we have a pretty dominant position and most investors actually think that we do, when you compare us to other exchanges around the world, we are actually quite small. And so, if you look at us, we are number six in the world in terms of market cap. And actually, most people don't even understand that we ourselves are a publicly traded company. We are for profit. We trade on our own exchange, and so do most other exchanges in the world. And in fact, this is a relatively new development in the exchange world to have publicly traded exchanges; it's really the last five or 10 years.

But in that world, we rank number six behind CME, Hong Kong, Deutsche Boerse, BM&F, which is the Brazilian exchange, and ICE, which is a large commodity exchange.

Why is that? It is because the emerging markets are growing far faster than the developing markets, because derivatives are growing very strongly and are typically protected marketplaces, because clearing is a big part of many exchange offerings, and because the US regulators have made a very conscious decision to have an ultra-hyper competitive market in the exchange business. They made various regulatory changes over the last 10 years that lowered barriers to entry, created alternative trading platforms, and essentially made the exchange business in the United States almost a commodity in many various options. We really worked hard to differentiate ourselves, but it is still a very low margin business.

Now, why that is really important is because we're talking about in the next 10 years where is business growth going to come from, which markets are developing faster than others, where are public companies going to come from, and where will the foundation be for solid exchanges be around the world over the next decade?

Now, as you see, what's interesting here is last year NYX ranked third in IPO proceeds globally behind Hong Kong and Shenzhen. Right? That's this top chart here. Now, what's interesting about that, first, is that we ranked only number third, but also that three of the top four exchanges are Asian and, in fact, Chinese.

If you look at the same information for the first half of this year, NYSE ranked first in the world, but still four of the top six exchanges for proceeds were Asian. That's significant because we expect that a vast majority of new companies IPOing over the next decade will come out of Asia whether that's China, India, other areas in Asia and then also Eastern Europe -- in other words, developing companies, not the developed worlds, meaning Western Europe or the United States.

Second of all, this next chart down shows the effect of the SEC's deregulation of the US market. The market has become extremely fragmented. There are 60 destinations for orders, meaning roughly 14 exchanges in the United States, 40 dark pools. In other words, most investors in the United States don't know that when they route an order to US markets, they have no idea where it's going to get executed. If they route us and order an IBM, who knows where it is going to execute? It could be in a dark pool; it could be on a strange stock exchange that they've never heard of. The market is very different than they think.

When we look at Deutsche Boerse, first, it's important to know that they are in the top derivatives exchanges in the world:  They have a market called Eurex, the third-largest for derivatives in the world; they're the second-largest exchange in terms of net revenue based on 2010 net revenues; they are a world leader in clearing with a market called Clearstream; and that the Frankfurt Stock Exchange is actually a very small market. Remember the number we used was roughly $15 trillion for NYSE Euronext stock listing with us. Frankfurt is only $1.4 trillion. Now, that's not because they are not powerful or they are not important. But it has been a largely local exchange where large German companies list like Daimler or SAP, companies like that, and many international companies do not go to list there.

The other thing most people don't realize is they own the fifth-largest US equity options exchange in the ISC. So when you put these together, what it does is it creates the world's largest derivatives and risk management exchange at a time when regulators want more and more and better and better risk management and when derivatives are becoming a more important and focused part of economic and financial developments. It's the largest, most recognized capital rating venue in the world, obviously led by the NYSE iconic brand, but really encompassing Western Europe and certainly the developed countries in Western Europe. We have the Exchanges of Paris, Amsterdam, Brussels listed in Frankfurt.

Becoming a compelling exchange provider of technology services, more and more of our clients are turning to us for technology business provision. In fact, NYSE alone right now does almost $500 million of technology services revenues. That makes us an important technology provider to the rest of our clients as they seek to solve sophisticated technology problems, and it makes us a pioneer in international post-trade infrastructure and settlement.

Why is that important? It's important because it helps us understand systemic risks, and it helps banks understand their exposure. It helps them manage their capital more efficiently in an era where capital is going to be more and more important, and we can see that every single day.

The other thing that's important is people talk about this as a takeover. The NYSE is being taken over. And, in fact, while it's a 60/40 split in terms of equity and in terms of other designees, the reality is this is a very balanced sharing of power. As an example, the CEO of the combined entity will be Duncan Niederauer. He is our current CEO of our Company. The Chief Operating Officer of the combined company will be me.

Now, currently, in addition to being Chief Operating Officer, I run all of our stock exchanges, meaning listing companies and trade execution around the world. So NYSE, Paris, Amsterdam, Brussels, Lisbon, Archipelago; I will be adding Frankfurt to my responsibilities going forward. So the Stock Exchanges are run by me. The CEO of the combined Company is Duncan Niederauer, and the Head of Technology -- and we've talked about how important technology is -- will be Dominique Cerutti, who is our current Head of Technology.

So this is a very even balance of power. Now, the Board is going to be 10 executives from Deutsche Boerse, seven from NYSE Euronext. But I think as we announce those names, that doesn't mean that those are going to be those nationalities. So it's not going to be 10 Germans versus seven Americans. We are truly a global company. We will have global representation on our Board just like every business does today. If you look at Procter & Gamble and GE, Coca-Cola, 75% of their revenues now are non-US-based, and their Boards reflect that. Their managements teams reflect that. I think what you're going to see is this Company is going to reflect that.

In terms of equity, a lot has been made of the fact that 60% of the equity is going to Deutsche Boerse shareholders. Here are some interesting facts. For NYSE Euronext, 85% of our equity ownership is US-based and about -- the balance being spread around the rest of the world. For Deutsche Boerse 38% of their ownership is US-based, and only 18% is German-based. The rest is spread through Europe and Asia.

What that means is that the combined entity, despite this 60/40 equity split, will be 55% US held, and the rest very well diversified among Europe and Asia.

So what you've got is truly a global company that is, on one hand, a high cash generator. It's an iconic brand, and it is in position for the next phase of expansion in the exchange business and in global capital markets. This strengthens New York as a financial capital. It strengthens Frankfurt, Paris and London as financial capitals. And, in fact, this is a good deal [held] in this merger both their investors and companies that list with us and the clients that do business with us.

Now, in terms of the process and roadmap to completion, the shareholder votes for both sides are complete. And right now we are going through the various other regulatory processes and the competitive analysis in Europe, in particular, because of the antitrust on derivatives. We are on a good timeline. We expect that we are going to close this transaction towards the end of 2011 or maybe early 2012, and everything is so far going according to plan. There has obviously been a lot made of this, and a lot of this is wrapped up in the developments in Europe and the Eurozone and in many other things that are going on.

But we are where we sort of expected to be, and we are continuing on the timeline, and we are optimistic about that. So, first, I want to thank everyone for their attention to this. I know it's sort of hard to follow. It is in a webinar format. But what we'd like to do is open this up to questions now.

 QUESTION AND ANSWER

Unidentified Participant

 Okay. Yes, Larry, we do have a few questions from the annual meeting in Warsaw of the WFIC. The first question is, how will the merger affect the new and emerging national markets?

 Larry Leibowitz  - NYSE Euronext - COO

 So I think it's a really good question. We spent a lot of time with the emerging national markets. First, I think it is very important for each country to have a strong local exchange. Whether we talk about the Warsaw Stock Exchange or the Philippine Stock Exchange or any exchange around the world, the Israel Stock Exchange, stock exchanges are a symbol of national sovereignty and economic power. So it's important to have local exchanges. And we have worked very hard with those exchanges to help give them prominence, help supply technology to them, give them advice, give them visibility.

On the other hand, it's also important for emerging companies, companies in emerging markets to feel like they can give visibility on world stages to get better branding and to get access to world markets. And so we list companies from emerging markets on our exchanges as a means, essentially, to validate what they are doing and to get access to the biggest investor base in the world.

So I think it’s a joint process. It's not an either/or. And I think that the stronger these local exchanges become, the better the world economy will be and the more balanced world economy will be.

Unidentified Participant

 And another question, will the merger have any influence on accounting standards?

 Larry Leibowitz  - NYSE Euronext - COO

 So, as you may know, the world is now in a number of flavors of accounting. There is GAAP, which is the traditional US method. There's IFRS, and, in fact, there's several flavors of IFRS, depending on where you are. For example, China versus the rest of the world. I think we are playing a very strong advocate’s role in harmonizing those because we think it's confusing for investors and we think it's not only confusing for companies but expensive for companies to have to comply with multiple standards.

Now, as you may know, the US already accepts IFRS from financial foreign issuers, and, in fact, the US is moving towards IFRS over the next couple of years. We think that we will continue to play a very strong advocacy role in trying to get these rules harmonized so that we all understand why these rules are the way they are, but getting them to the point where we have one set of rules.

As another example, we are working hard with China to try to harmonize those rules because, as China opens up, the fact that they have different standards and accounting rules than in other areas of the world greatly -- makes it much harder for investors to invest in Chinese companies because they don't fully understand the standards of reporting.

Unidentified Participant

 Okay. And from our BetterInvesting members, we've got a couple of questions, too. The first one is, will the new company provide more stocks to buy than were available formerly on the US exchanges?

 Larry Leibowitz  - NYSE Euronext - COO

 Well, absolutely. First of all, if you look at the growth over the last couple of years, NYSE lists about 2000 companies. By buying the AMEX, we picked up at least another 500 companies, most of which are small and mid cap and actually tending toward small cap. Paris, Amsterdam, Brussels, Lisbon, really you see Europe has even more of a bifurcation between some ultra high caps and then a very SME-like market.

So we expect more and more companies around the world to be listing with us and to be giving them different choices on where they can list. And I think it's really important that companies do have that choice both in terms of visibility, branding, investor base, where their employees are. They should pick which listing venue suits their business' needs better and suits their investors' needs better.

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Unidentified Participant

 Okay. And got another question from a BetterInvesting member. How would you fit in the concept of too big to fail?

 Larry Leibowitz  - NYSE Euronext - COO

 You know, it's a really good question. The first thing to understand -- and the financial markets don't seem to understand this often -- exchanges are much more like transaction processing companies than banks. And what I mean by that is, if you looked at our balance sheet and you look at our cash flow generation, you would be shocked because we don't have any derivatives on our balance sheet. We don't make loans that could fail. We have relatively tight credit requirements. For example, our debt to EBITDA ratio, for those financial fans, is 1.7 to 1. We run a very conservative business.

We generate huge amounts of cash because we don't have huge -- we're not a very capital-intensive business either from an investment capital or from an expenditure capital. So we generate huge amounts of cash.

So, on one hand, we are regulated by more regulators probably than almost any type of company in the world. In the US alone, the Fed, the SEC, the CFTC, local regulators -- we have more regulators checking into us than probably anybody else. But the business type that we run is very different than the banks in any other financial institution. We really get lumped in with, a), Wall Street, but also the banks. But we are really much more like an applied technology company than a bank.

Now, in terms of systemic failure of technology, we spent a lot of time with regulators making sure that we are best-in-class and practice of doing everything we can do to provide good technology to our exchanges, to have Chinese walls between those exchanges so that one failure can't influence another. It's an interesting question, and we spent a lot of time talking about it. But for a lot of reasons, we don't think that we are not only in the too big to fail, but also in the systemic risk category.

Unidentified Participant

 Okay. And one other question we have from Europe, will the merger further advance Germany's already strong financial foothold and influence in the euro financial community?

 Larry Leibowitz  - NYSE Euronext - COO

 You know, I think it's interesting because when we announced this deal, politicians in the United States said, oh, my God, this is horrible for the United States. Politicians in Paris said, oh, my God, this is horrible for Paris. Politicians in Frankfurt said, oh, my God, this is horrible for Germany -- which means we probably created the perfect deal because nobody is happy.

But I think what it really means as we really explain what this is is, by creating this really strong financial market for the future, we are strengthening every one of those financial capitals. Because Germany and Paris and London and the United States will now be part of the strongest derivatives franchise in the world, the strongest capital-raising franchise in the world, the strongest clearinghouse in the world, one of the best technology providers in the world.

And so, by being part of the biggest, of the strongest in the landscape going forward, that positions us as Asia opens up, as Eastern Europe opens up and develops further, and other areas of the world develop to play a major and influential role, whether that is at the political level, the policymaking level and the exchange level in the financial industry. So we think this is a win for every one of the major centers within our world, whether it's Paris, Amsterdam, Brussels, Lisbon, UK or the United States. It's a great question, though.

Unidentified Participant

 Another question here. In light of the recent protests aimed at Wall Street, how would you best articulate the ways in which world financial markets improve the lives of ordinary people to help combat some of the misperceptions that are out there regarding Wall Street?

 Larry Leibowitz  - NYSE Euronext - COO

 Yes, absolutely great question. It's clear that what drives the economy and what creates jobs is businesses generating income. Right? When businesses are doing well and the economy is doing well, they hire people, they invest in their futures, etc. The capital markets are the means that they access capital or create equity capital that helps them invest in their businesses. It's the cycle.

So when a company goes public -- in fact, most studies show that a significant portion of job creation comes from companies that have IPOed within the last few years. As an example, during the teeth of the crisis of 2008, companies like Rosetta Stone and Under Armour that had recently IPOed were still hiring because they had gotten invested capital from the financial markets that allowed them to hire people.

Now, that also creates wealth on the part of investors when they do well. Right? When individuals invest in companies and the economy is doing well, those stocks do well, that creates wealth for them. So what you have is this really nice virtuous cycle. When companies are doing well, their stocks go up, they start investing more in the economy and in people and in creating jobs. That then has a feedback effect to people who then spend more money in the economy, invest more in stocks and so on.

When that cycle breaks down, we have a failure at multiple levels. So when the economy turns down, whether it's through a financial crisis or any other crisis, companies hunker down. They don't make investment spending either in capital investment or in people. They don't hire. Even if they have money, they don't invest it because they're worried about the future.

That then gives people less income. They spend less, which then makes it so that those businesses don't do as well. They feel poorer because their stock investments go down. And so you have the virtuous cycle actually working in reverse.

I think what we've seen is a couple of things. One is the profound effect of the financial crisis has had a ripple effect through the economy that was far more severe than most people anticipated even coming out of 2008 and 2009. When the world started to recover, it really was recovering at a slow pace. In fact, too slow for most people's appetite.

The question, of course, is what is the role of government in that, and that really depends on your political leanings, how important you think government should be in terms of stimulation of the private economy and employing people. But what's out there is this sense of frustration and anger, and rightfully so, that, gee, the economy hasn't recovered as fast as we thought it should. We've seen that the people who "caused" this crisis -- and I put caused in double quotes because we can have a long debate on the cause of the crisis -- haven't been brought to "justice," again in quotes. And yet we are suffering still.

And I think there's a lot of things going on here. In the United States, for example, where we still have chronically high unemployment, there's a lot of data that shows that there's an awful lot of empty job listings where companies can't hire the right kinds of people, and yet there's a lot of people who are unemployed. And what has happened over this crisis is a real mismatch of job skills and open jobs. And how do we get those, whether through training or get those jobs mapped better to get people back to work? How can we say that we want to have austerity policies, which clearly means negative pressure on jobs? As states in the United States, for example, lay off people to balance their budgets, is the private sector strong enough to pick up the slack there? Right?

So I think that we are facing a lot of challenges, and what we are facing most of all -- and you see this from the right in the US from the Tea Party, from the left from the protest on Wall Street, which is, where is leadership? We are facing a crisis of confidence, whether it's the United States or Western Europe. It's a confidence in our leadership. It's a confidence in our political will. It's a confidence in our businesses and economies. And until we see that leadership and clear plans that help us get out of this, I think we're going to see unrest.

And in some ways that unrest is good because it brings to the surface the fact that we need to start solving these problems. Now, I think none of us think that these problems are easy to solve, that they will be solved tomorrow, and that it's not going to require some sacrifice by almost everyone. I think the challenge is that people differ on who should be sacrificing and how that sacrifice gets made, and it's the political process to figure that out.

Now, on our side, I view our job as being an advocate. We advocate for public companies because if they can't do their businesses without either over-regulation or other problems, then they are not going to generate the jobs it takes to get us out of this. Our constituents are individual investors because if individual investors don't feel it's safe to invest, then the virtuous cycle of stocks, company capital raising, hiring, etc. gets broken.

It's advocating the financial markets. Right? Our job is to advocate for transparency and integrity in financial markets, for good corporate governance standards so that investors think the companies are running themselves properly, for transparency, etc. That's our role in this. And I think that these are all voices that are being played out all around the world, whether it's this protest on Wall Street or the Tea Party or the equivalents of those in each of the European countries.

Unidentified Participant

 Okay. Well, thank you. We are actually sort of near the end of our webinar time for today's call. So I think maybe we've got time for one more question before we close. And that is, in light of this thought process that you have just articulated in terms of how we can support the individual investor, how the New York Stock Exchange and all these stock exchanges support the individual investor, what kind of safeguards are actually out there to support the individual, to protect the individual investor?

 Larry Leibowitz  - NYSE Euronext - COO

 Sure. You know, it's a really great question. I think that one of the challenges for regulators around the world is to make the regulatory and political process keep up with the pace of innovation. And sometimes the best intended changes lead to unintended consequences. And if regulators can't keep up with that, it makes it challenging.

I think, if you look at -- a number of things have been done, particularly in the US over the last year or two, to try to help out the individual investor -- and I think even more will be done. So, for example, coming out of the so-called Flash Crash of May 6, we implemented circuit breakers that slow down the market when it's in sort of this freefall. There's another, more sophisticated version of that that is due to come online at the beginning of next year and will help even further. Much stricter regulation on access to the markets by computer-generated trading, better certification of people who do computer-generated trading, better disclosure to investors of the types of things that happened to their orders.

So, for example, it has been a long tenet of individual investing that market orders are a good practice. Well, on May 6 market orders weren't such a great practice because by the time you submitted your order to getting executed, the stock was down 10%. And so holding brokers accountable for educating investors in disclosure and better disclosure that is understandable to investors, by giving the kind of disclosure that I half jokingly gave you at the beginning of this presentation is not a disclosure. Right? Five pages of fine print doesn't really help anyone.

So I think it's a combination of better regulation of practices by the industry, more transparency and more disclosure. And then I think the challenge of regulation is, how does it keep up to date? And I think that's something we struggle with not only in the financial arena but in our entire world, which is, how does political process and regulatory process keep up with a world that is moving faster and faster and faster? And I think it's our job as exchanges -- I said that we are a publicly traded company, and that is absolutely a fact. We are a for profit enterprise.

On the other hand, we view ourselves as having a public responsibility. And what I mean by that is we have a responsibility to everyone who is on this phone call to help create an environment where people feel that they can invest and that there – [lost audio]. That is a big responsibility. And we take that very seriously. And I think our role is to try to create the dialog between the different competing interests, to create more transparency, more integrity in the markets because we view that in the long run we will all be better off for that.

Unidentified Participant

 Okay. Well, thank you. Well, that is all the time that we have for questions. Larry, just let me ask if you have anything else that you would like to add to today's audience?

 Larry Leibowitz  - NYSE Euronext - COO

 No. I mean the only thing I would say is, thank all of you for your participation. Thank you for those great questions. And I want to make sure that everybody feels like there is an open dialogue here. We have a lot of committees that we work on in the industry that represent individual investors. We try to do more and more dialogue around that, and we are committed to doing even more.

Unidentified Participant

 Okay. Great. Thank you, Larry, and thank you to everybody on both sides of the ocean for joining us this morning and wishing everybody better investing.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.